UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Akouos, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

00973J101

(CUSIP Number)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Sophia Hudson, P.C.

Sharon Freiman

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

November 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON ELI LILLY AND COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION INDIANA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Item 4.

1	NAMES OF REPORTING PERSON KEARNY ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

As a result of the termination of its corporate existence in connection with the consummation of the Merger (as defined in the Original Schedule 13D (as defined below)), the Reporting Person ceased to beneficially own any securities of the Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13D filed by the Reporting Persons with the SEC on October 27, 2022 (the “Original Schedule 13D”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer. Except as set forth herein, the Original Schedule 13D is unmodified. Capitalized terms used and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Original Schedule 13D is amended to include the following at the end thereof:

“As disclosed in the press release issued by Lilly and the Issuer on November 30, 2022 announcing the expiration and results of the Offer and the press release issued by Lilly on December 1, 2022 (which are attached hereto as Exhibits 2.5 and 2.6, respectively):

•

The Offer expired as scheduled at one minute past 11:59 p.m., Eastern Time, on November 29, 2022 (such date and time, the “Expiration Time”). Computershare Trust Company, N.A., the depositary and paying agent for the Offer, advised Lilly that, as of the Expiration Time, 29,992,668 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing 81.1% of the issued and outstanding Shares as of the Expiration Time. Accordingly, all conditions to the Offer were satisfied. The Reporting Persons accepted for payment all Shares validly tendered and not validly withdrawn in the Offer.

•

Following consummation of the Offer, on December 1, 2022, Lilly completed its acquisition of the Issuer through the merger of Purchaser with and into the Issuer, and without a meeting of the stockholders of the Issuer in accordance with Section 251(h) of the DGCL, with the Issuer surviving such merger as a wholly-owned subsidiary of Lilly. In connection with the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Issuer or owned by the Issuer, or owned by Lilly, Purchaser or any direct or indirect wholly-owned subsidiary of Lilly or Purchaser or (ii) Shares that are held by stockholders who are entitled to demand and properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL), including each Share of Restricted Stock, was cancelled and converted into the right to receive the Offer Price, without interest, less any applicable tax withholding.

As a result of the Merger, Lilly received an aggregate of 100 newly issued shares of common stock, $0.00001 par value per share (the “New Shares”), of the Issuer. Consequently, Lilly became the beneficial owner of such 100 New Shares, which represent all of the Issuer’s issued and outstanding New Shares.

Following the Merger, all Shares ceased trading prior to the opening of trading on Nasdaq on December 1, 2022, and will be delisted from Nasdaq and deregistered under the Act (the “Deregistration”).”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owners of any Shares covered by this statement.

(c) Except as otherwise described herein and in the Original Schedule 13D, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s securities. On November 30, 2022 the Reporting Persons accepted for payment in exchange for the Offer Price (i) 3,705,972 Shares held of record by New Enterprise Associates 16, L.P., (ii) 4,281 Shares held of record by NEA Ventures 2018, L.P., (iii) 272,582 Shares held of record by Emmanuel Simons, (iv) 3,153,333 Shares held of record by 5AM Ventures V, L.P., and (v) 294,117 Shares held of record by 5AM Opportunities I, L.P, in each case with such Shares being tendered pursuant to the Offer prior to the Expiration Time.

(d) Not applicable.

(e) Upon effectiveness of the Deregistration on March 1, 2023, the Reporting Persons will cease to have reporting obligations with regard to any beneficial ownership of the Issuer’s securities under Section 13(d) of the Act.”

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“At the Effective Time, the Tender and Support Agreements terminated in accordance with their express terms.”

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Description

2.5	Press Release issued by Eli Lilly and Company and Akouos, Inc., dated November 30, 2022 (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 3 to the Tender Offer Statement on Schedule TO of Eli Lilly and Company and Kearny Acquisition Corporation filed with the SEC on November 30, 2022).

2.6*	Press Release issued by Eli Lilly and Company, dated December 1, 2022.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 1, 2022	KEARNY ACQUISITION CORPORATION

/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer